UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

In September 2024, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2 and 99.3 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated September 20, 2024: Tolebrutinib demonstrated a 31% delay in time to onset of confirmed disability progression in non-relapsing secondary progressive multiple sclerosis phase 3 study

Exhibit 99.2	Press Release dated September 20, 2024: Dupixent recommended for EU approval by the CHMP to treat eosinophilic esophagitis in children as young as 1 year old

Exhibit 99.3	Press Release dated September 21, 2024: Sarclisa approved in the US as the first anti-CD38 therapy in combination with standard-of-care treatment for adult patients with newly diagnosed multiple myeloma not eligible for transplant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 24, 2024		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Legal Corporate & Finance